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SECURI 13010072 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terranova Capital Equities, Inc. \ FKA EUROPEAN AMERICAN EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 3RD AVENUE 5TH FLOOR
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN F. STEINMETZ/212 381-7397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. GIRASOLE, CPA
(Name – *if individual, state last, first, middle name*)

7522 13TH AVENUE BROOKLYN, NY 11228
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EG
3/8/13

OATH OR AFFIRMATION

I, John F. Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of European American Equities, Inc., as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

N.Y State Kings County

Signature

President

Title

Notary Public

VINCENT J. GUARNERI
Notary Public, State of New York
No. 01GU6100630
Qualified in Kings County
Commission Expires Oct. 20, 20 15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050973 FINRA DEC
European American Equities
900 3rd Avenue 5th Floor
NYC NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Richard Mattera 631-472-3998

2. A.	General Assessment (item 2e from page 2)	$2,597
B.	Less payment made with SIPC-6 filed (exclude interest) July 16th, 2012 (Date Paid)	(373)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,224
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,224
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $2,224	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

European American Equities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of January, 20 13.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1st, 2012
and ending Dec. 31st, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,038,653

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,038,653

2e. General Assessment @ .0025 $ 2,597

(to page 1, line 2.A.)

EUROPEAN AMERICAN EQUITIES, INC.

Audited Financial Statement

December 31, 2012

European American Equities, Inc.

For The Year Ended

December 31, 2012

Contents **Page**

Accountant's Audit Report.......... 1

Financial Statement:

Statement of Financial Condition.......... 2

Statement of Income.......... 3

Statement of Cash Flows.......... 4

Statement of Changes in Stockholders Equity.......... 5

Statement of Changes in Financial Position.......... 6

Statement of Subordinated Debt.......... 7

Notes to Financial Statements.......... 8

Computation of Net Capital.......... 9

Computation of Reserve Requirements.......... 10

Statement of Internal Control..........11

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E mail: rjg1112@aol.com

1230 Avenue of the Americas
Suite 732
New York, NY 10020
212 745-1383

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
European American Equities, Inc:

I have audited the accompanying statements of financial condition of European American Equities, Inc. (formerly known as TN Capital Equities, Ltd) as of December 31, 2012 and 2011, and the related statements of income, cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of European American Equities, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 26, 2013

CPA

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2012 and 2011
ASSETS

	2012	2011
CURRENT ASSETS		
Cash in Bank	$ 169,305	$ 155,914
Cash in Bank- IMMA	26,892	26,827
Total Current Assets	196,197	182,741
OTHER ASSETS		
Fees Receivable	0	9,500
Security Deposits	6,000	0
Investments	289,560	0
Total Other Assets	295,560	9,500
TOTAL ASSETS	$ 491,757	$ 192,241

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2012 and 2011

LIABILITIES AND STOCKHOLDERS EQUITY

	2012	2011
CURRENT LIABILITIES		
Accounts Payable	$ 49,411	$ 132,117
Security Deposit Payable	0	2,337
Total Current Liabilities	49,411	134,454
LONG-TERM LIABILITIES		
Total Liabilities	49,411	134,454
STOCKHOLDERS' EQUITY		
Paid in Excess	366,288	205,137
Retained Earnings	76,058	(147,350)
Total Stockholders' Equity	442,346	57,787
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 491,757	$ 192,241

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Income

	12 Months Ended December 31, 2012	12 Months Ended December 31, 2011
Sales		
Fees & Commissions	$ 1,038,653	$ 3,043,278
Total Sales	1,038,653	3,043,278
Cost of Sales		
Broker Fees	247,303	943,245
Consulting Fees	70,120	103,500
Hotel/Air/Travel	42,875	45,167
Office Expenses - Wall Street	0	1,586,234
Total Cost of Sales	360,298	2,678,146
Gross Profit	678,355	365,132
Operating Expenses		
Salaries - Officer/Office	160,827	171,750
Computer/Internet	10,341	9,715
Delivery/Messenger	4,754	8,751
Insurance	10,430	5,414
Registration/Compliance Fees	0	14,727
FINRA Fees	27,407	46,235
Medical Insurance	38,805	47,163
Office	16,495	24,693
Professional Fees/Dues	80,106	104,963
Rent	64,907	70,231
Payroll Taxes	17,155	13,527
Taxes Corp - State	0	900
Telephone	20,499	3,709
Travel & Entertainment	3,287	0
Total Operating Expenses	455,013	521,778
Operating Income	223,342	(156,646)
Other Income		
Interest Income	67	82
Total Other Income	67	82
Net Income(Loss)	$ 223,409	$ (156,564)

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 223,408
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0
Decrease (Increase) in Operating Assets:	
Accounts Receivable	9,500
Other	(295,560)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(82,706)
Accrued Liabilities	(2,337)
Total Adjustments	(371,103)
Net Cash Provided By (Used in) Operating Activities	(147,695)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Paid in Capital	161,151
Net Cash Provided By (Used In) Financing Activities	161,151
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,456
CASH AT BEGINNING OF PERIOD	182,741
CASH AT END OF PERIOD	$ 196,197

EUROPEAN AMERICAN EQUITIES, INC.

Statement of Changes in Stockholders Equity

	December 31, 2011	Increase/(Decrease)	December 31, 2012
Paid in Capital	205,137	161,151	366,288
Retained Earnings	9,214	(156,564)	(147,350)
Profit/(Loss)	(156,564)	n/a	223,408
Total Equity	**57,787**	n/a	**442,346**

-See Accountant's Audit Report and Notes to Financial Statements-

European American Equities, Inc.
Statement of Changes in Financial Position
Twelve Months Ended December 31, 2012

Source of Funds:	
Operations:	
Net Profit	$ 223,408
Total from Operations	$ 223,408
Other Sources: Paid In Capital	161,151
Total Other Sources	161,151
Total Source of Funds	$ 384,559
Application of Funds	0
Total Application of Funds	0
Change: Working Capital	$ 384,559

-See Accountant's Audit Report and the Notes to Financial Statement-

European American Equities, Inc.
Statement of Subordinated Debt
Twelve Months Ended December 31, 2012

Subordinated Debt as of January 1, 2012	$ 0
Increases	0
Total Outstanding Debt	0
Decreases (Repayments)	0
Balance as of December 31, 2012	$ 0

-See Accountant's Audit Report and the Notes to Financial Statement-

Notes to Financial Statements

Organization

1. European American Equities, Inc. formerly known as TN Capital Equities, LTD. (the "company"), initially known as Grow Vest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18,1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the" Exchange Act"),and which became a member of the National Association of Securities Dealers, Inc.("NASD") on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners, Inc. a Delaware corporation.

Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2012, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31, 2012 the company had net capital of $ 442,346. This amount exceeded such requirements for 2012 by $ 439,050. At December 31, 2011 the Company had net capital of $ 48,287.

European American Equities, Inc.
Computation of Net Capital for Brokers and Dealers
December 31, 2012

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

TOTAL CAPITAL	$	442,346
DEDUCTIONS		0
HAIRCUTS ON SECURITIES		0
NET CAPITAL	$	442,346
MINIMUM NET CAPITAL REQUIREMENT		(3,296)
EXCESS NET CAPITAL	$	439,050
AGGREGATE INDEBTEDNESS	$	(49,411)

-See Accountant's Audit Report and the Notes to Financial Statement-

European American Equities, Inc.
Computation of Reserve Requirements
December 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

-See Accountant's Audit Report and the Notes to Financial Statement-

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E mail: rjg1112@aol.com

1230 Avenue of the Americas
Suite 732
New York, NY 10020
212 745-1383

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
European American Equities, Inc.

Gentlemen:

I have audited the accompanying financial statements of European American Equities, Inc. for the year ended December 31, 2012 and have issued my audit report dated February 26, 2013. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richard J. Girasole, CPA